--------------
FORM 4
--------------


[_] Check this box if no longer
    subject to Section 16.  Form 4
    or Form 5 obligations may
    continue.  See Instruction 1(b).

                                              U.S. SECURITIES AND EXCHANGE COMMISSION
                                                      Washington, D.C. 20549

                                           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


                                                                                                --------------------------------
                                                                                                          OMB APPROVAL
                                                                                                --------------------------------
                                                                                                OMB Number  3235-0287
                                                                                                Expires:    September 30, 1998
                                                                                                Estimated average burden
                                                                                                hours per response.........  0.5
                                                                                                --------------------------------



(Print or Type Responses)
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
1.  Name and Address of Reporting Person*                2.  Issuer Name and Ticker or Trading Symbol


    General Motors Investment Management Corporation         Lend Lease Hyperion High-Yield CMBS Fund, Inc. (no Ticker or
                                                             Trading Symbol)
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    (Last)  (First)  (Middle)                            3.  IRS or Social Security    4.  Statement for      April/2000
                                                             Number of  Reporting          Month/Year
                                                             Person (Voluntary)
    767 Fifth Avenue
--------------------------------------------------------                              --------------------------------------------
(Street)                                                      382903925                5.  If Amendment,
                                                                                           Date of Original
    New York                  NY               10153                                       Month/Year)
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    (City)  (State)  (Zip)                               Table 1 - Non-Derivative Securities Acquired, Disposed of,
                                                                   or Beneficially Owned
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1.  Title of Security                                    2.  Trans-     3.  Trans-     4.  Securities Acquired (A)
    (Instr. 3)                                               action         action         or Disposed of (D)
                                                             Date           Code
                                                                            (Instr. 8)     (Instr. 3, 4 and 5)

                                                             (Month/
                                                              Day/     -----------------------------------------------------------
                                                              Year)                                  (A) or
                                                                        Code   V             Amount  (D)               Price
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   Common Stock                                             4/27/2000     J                      0       N/A              N/A

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   Common Stock                                             4/27/2000     J                  1,432,806    A          $10.12/share
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
6.  Relationship of Reporting Person to Issuer
               (Check all applicable)

             Director              X    10% Owner
    --------                    -------
             Officer (give            Other (specify below)
    --------                 -------
             title below)

----------------------------------


--------------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

      X    Form filed by One Reporting Person
    -----
           Form filed by More than One Reporting Person
    -----
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
        5.  Amount of           6.  Owner-              7.  Nature
            Securities              ship                    of In-
            Beneficially            Form:                   direct
            Owned at                Direct                  Bene-
            End of                  (D) or                  ficial
            Month                   Indirect                Owner-
                                    (I)                     ship

            (Instr. 3 and 4)        (Instr. 4)              (Instr. 4)
--------------------------------------------------------------------------------

                                                        N/A
                                                        (See explanation
                                                        below with respect to
                  0                   N/A               this line 1.)
--------------------------------------------------------------------------------
                                                        (See explanation
                                                        below with respect to
             2,530,512                 I                this line 2.)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of securities         (Over)
           beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person,        SEC 1474 (7-96)
  See Instruction 4(b)(v).

FORM 4 (continued) Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security       2. Conver-      3. Trans-    4. Transac-     5. Number of Deriv-       6. Date Exer-
          (Instr. 3)                     sion or         action       tion Code       ative Securities Ac-      cisable and Ex-
                                         Exercise        Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                         Price of                                     posed of (D)              (Month/Day/
                                         Deriv-       (Month/                                                   Year)
                                         ative        Day/                            (Instr. 3, 4, and 5)
                                         Security     Year)                                                  -----------------------

                                                                   ---------------------------------------   Date         Expira-
                                                                                                             Exer-        tion
                                                                                                             cisable      Date

                                                                   Code     V         (A)       (D)

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   Obligation to buy Common Stock     $10.12/share    4/27/2000     J                  0         0           See below.   See below.

------------------------------------------------------------------------------------------------------------------------------------

   Obligation to buy Common Stock     $10.12/share    4/27/2000     J                  0      1,432,806      See below.   See below.

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

------------------------------------------------------------------------------------------------------------------------------------
7. Title and Amount of Under-     8. Price      9. Number        10. Owner-       11. Na-
   lying Securities                  of            of Deriv-         ship             ture
                                     Deriv-        ative             Form             of In-
   (Instr. 3 and 4)                  ative         Secur-            of De-           direct
                                     Secur-        ities             rivative         Bene-
                                     ity           Bene-             Secu-            ficial
                                                   ficially          rity             Own-
------------------------------       (Instr.       Owned             Direct           ership
                                     5)            at End            (D) or
               Amount or                           of                Indi-            (Instr. 4)
               Number of                           Month             rect (I)
               Shares
   Title                                           (Instr. 4)        (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock     0                See below.       See below.         N/A             N/A. See below.

------------------------------------------------------------------------------------------------------------------------------------

Common Stock   See below.         See below.       See below.          I              See below.

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


Explanation of Responses:

The Promark Defined Benefit High Yield Bond Fund Portfolio of the General Motors Employes Global Group Pension Trust (the "Holding Trust"), a trust under and for the benefit of certain employee benefit plans (the "Plans") of General Motors Corporation, Delphi Automotive Systems Corporation and their respective affiliates, holds the securities (the "Securities") referred to in line 2 of Table I and reduced the obligation referred to in line 2 of Table II. The reporting person ("GMIMCo") has retained under the Employee Retirement Income Security Act of 1974, as amended, the power to direct the voting and disposition of the Securities although it has no pecuniary interest therein. General Motors Trust Company ("GMTC") is the trustee with respect to the Holding Trust. Line 1 of each of Tables I and II relates to GMIMCo's and GMTC's status as a 10% beneficial owner without pecuniary interest with respect to the Securities. Line 2 of each such Table relates to the status of the Holding Trust, on behalf of which GMIMCo is making the report reflected on such line, as a 10% beneficial owner that may have a pecuniary interest in the Securities. This filing should not be deemed an admission that any of GMIMCo, GMTC or the Holding Trust is the beneficial owner of the Securities.

Pursuant to a subscription agreement dated March 15, 2000, Holding Trust committed to pay $39 million in exchange for shares of common stock in one or more payments, as required by the Issuer. Pursuant to the subscription agreement, the Issuer may require full or partial payment of the commitment amount at any time until the termination date of the Issuer. The termination date of the Issuer is expected to be December 31, 2001, unless more than 75% of the Issuer's shareholders agree to extend its duration. On April 27, 2000, Holding Trust paid $14.5 million to the Issuer in exchange for 1,432,806 shares of Common Stock, in partial satisfaction of the commitment amount. The number of shares of common stock Holding Trust will receive in exchange for each subsequent payment pursuant to the subscription agreement will be determined by the then current net asset value of the shares. Based on the net asset value of the shares as of April 28, 2000, payment of the remaining $24.5 million commitment of Holding Trust would result in the acquisition of 2,425,742 more shares.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                             -----------------------------------
                        Tony Duen-Li Kao                    Date
                                             Managing Director, North American




    Fixed Income          General Motors Investment Management Corporation


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1474 (7-96)